As filed with the Securities and Exchange Commission on October 14, 2003



                                    FORM 6-K

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                          For the month of October 2003



                                    TELE2 AB
                 (Translation of registrant's name into English)

                                  Skeppsbron 18
                                    Box 2094
                                S103 13 Stockholm
                                     Sweden
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                                       Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                              No...X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A................................................

SCHEDULE FOR THIRD QUARTER FINANCIAL RESULTS

Tele2 AB, the leading alternative pan-European telecommunications company, will announce its financial results for the third quarter and nine months ended September 30, 2003 at 06.00 Central European Time on Tuesday, October 21, 2003.

The company will present the results at a meeting at the City Presentation Centre, 4 Chiswell Street, London EC1Y 4UP, at 08:45 London local time on Tuesday, October 21, 2003.

A telephone conference call to present the results will also be held at 15.30 Central European Time, 9.30 Eastern Standard Time on the same day.

Both the meeting and the conference call will be webcast at www.tele2.com.

Presenters:
Lars-Johan Jarnheimer - President & CEO
Hakan Zadler - CFO

If you wish to attend the meeting and / or register for the conference call, please send an e-mail to tele2@sharedvalue.net by 12:00 CET on Monday, October 20, 2003. Please reference `Tele2' in the subject line and specify whether you wish to attend the meeting or participate in the conference call.

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, as well as data network and Internet services, under the brands Tele2, Tango and Comviq to over 20 million customers in 23 countries. Tele2 operates Datametrix, which specializes in systems integration; 3C Communications, which operates Internet payments, credit card transactions and public pay telephones; Transac, which offers data processing of credit card transactions and billing; C(3), which is active in prepaid calling cards for fixed telephony; and Optimal Telecom, which offers households low price guarantees for telephony services. The Group also offers cable-TV services and jointly owns the Internet portal Everyday.com with MTG. Tele2 AB's shares are listed on the Stockholmsborsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



TELE2 AB



By:    /s/ Hakan Zadler
       ----------------
Name:  Hakan Zadler
Title:



Date:    October 14, 2003